CHRISTOPHER J. HUBBERT | Partner Direct: 216.736.7215 | CJH@kjk.com

VIA EDGAR

August 25, 2023

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

Attn: Nicholas Panos, Senior Special Counsel

Re:	Aceragen, Inc.
Schedule 13D filed by Atul Chopra Filed March 28, 2023 File No. 005-50211

Dear Mr. Panos:

I am responding on behalf of my client Dr. Atul Chopra to the letter dated April 5, 2023 from the Division of Corporate Finance, Office of Mergers and Acquisitions, regarding Dr. Chopra’s Schedule 13D filing reporting his beneficial ownership of stock of Aceragen, Inc., formerly known as Idera Pharmaceuticals, Inc. (the “Company”). As we discussed, I did not receive this letter until August 24, 2023, and I understand that it was sent to CHubbert@KJK.com (to my knowledge, not a valid email address), instead of CJH@KJK.com. Please accept my apologies for the delay in responding.

Some background to Dr. Chopra’s Schedule 13D filing may be helpful. Dr. Chopra is a founder and was a significant shareholder of a private company focused on advancing therapeutics for rare and orphan diseases, which was also called Aceragen, Inc. (“Aceragen”). Effective September 28, 2022, the Company acquired Aceragen via merger and subsequently the Company changed its name to Aceragen, Inc. In connection with the merger, Dr. Chopra received 127,718 shares of common stock of the Company as well as 22,810 shares of the Company’s preferred stock, which on January 17, 2023 automatically converted into 1,341,764 shares of the Company’s common stock.

Although several of Dr. Chopra’s Aceragen colleagues joined the Company as officers and directors, after the merger Dr. Chopra ceased to be an affiliate of the Company other than his stock ownership. All of the Company shares acquired by Dr. Chopra were subject to a 180-day lock up agreement and could not be sold until the lock-up period expired. Although Dr. Chopra recognizes that ignorance of the law is not a defense, the Company did not advise Dr. Chopra of his Regulation 13D filing obligations and he was unaware of the requirement to file a Schedule 13D upon becoming a 5% shareholder of the Company.

With the expiration of the lock-up period approaching, Dr. Chopra contacted an attorney he knew to determine what would be necessary if he wished to sell some of his shares of the Company. That attorney was unfamiliar with securities matters and referred Dr. Chopra to KJK. At that point we advised Dr. Chopra of his filing obligations. Although we experienced some delays in obtaining EDGAR codes for Dr. Chopra, we then prepared and filed the necessary Schedule 13D on March 28, 2023. We note that in its proxy filings the Company disclosed Dr. Chopra as a significant shareholder of Aceragen, but did not include him in the beneficial ownership table, presumably because his preferred shares had not yet converted to common. The Company did include Dr. Chopra in the beneficial ownership table of its December 31, 2022 Form 10-K.

Although Dr. Chopra regrets that his Schedule 13D was not filed timely, he did not purchase or sell any shares of the Company either publicly or privately before his March 28 filing (in fact he could not sell shares while restricted by the lock-up agreement). As a result, Dr. Chopra does not believe that the delayed filing benefited him or harmed the Company’s other public shareholders.

Please do not hesitate to contact me at 216-736-7215 or CJH@KJK.com if you have any additional questions concerning this matter.

Sincerely,

/s/ Christopher J. Hubbert

CHRISTOPHER J. HUBBERT

cc:         Atul Chopra, MD, PhD

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